Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS

	(in thousands, except ratios)
	For the years ended December 31,
	2006		2007		2008	2009	2010
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$32,532		$16,938		$(204,948)	$(123,225)	$43,980
Interest expense, net (2)	8,935		13,784		13,650	15,588	11,019
Preferred dividend reported as interest expense	606		606		608	606	269
Senior Note Discount	148		232		238	238	—

Earnings available	$42,221		$31,560		$(190,452)	$(106,793)	$55,268

Fixed charges:

Expensed interest (3)	$8,935		$13,784		$13,650	$15,588	$11,019
Capitalized interest	2,836		3,466		4,761	4,713	9,770
Preferred dividend and accretion	—		—		—	—	—
Preferred dividend reported as interest expense	606		606		608	606	269
Senior Note Discount	148		232		238	238	—

Fixed charges	$12,525		$18,088		$19,257	$21,145	$21,058

Ratio of earnings to fixed charges	3.4	x	1.8	x	NM	NM	2.6	x

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.